SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

  Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

REPORT OF VOTING RESULTS

British Columbia
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
Nova Scotia Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Commission of Newfoundland
Registrar of Securities, Prince Edward Island
Registrar of Securities, Government of Yukon
Department of Justice, Nunavut
Department of Justice, Northwest Territories

The Toronto Stock Exchange

Dear Sirs:

RE:

Special Meeting Held on August 22, 2007

At the special meeting of the shareholders of Northern Orion Resources Inc. ("Northern Orion") held on August 22, 2007, and pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the voting results were as follows:

The special resolution approving an arrangement under section 288 of the Business Corporations Act (British Columbia) which involves a business combination of Northern Orion with Yamana Gold Inc. was passed by ballot as follows:

	Total votes	Percentage of votes cast
Votes in favour:	65,551,992	83.06%
Votes against:	13,371,410	16.94%
Not voted	3,495	0.00%
Total votes cast:	78,926,897	100%

No other business was brought before the meeting.

DATED at Vancouver, British Columbia, this 22nd day of August, 2007.

Northern Orion Resources Inc.

Per:

“signed”

Robert Cross,
Director & Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 22, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer